Exhibit 3.2(a)

AMENDMENT
TO
FOURTH AMENDED AND RESTATED
BYLAWS
OF
CASEY’S GENERAL STORES, INC.

Pursuant to action of the Board of Directors of Casey’s General Stores, Inc. (the “Company”) on June 28, 2019, the Fourth Amended and Restated Bylaws of the Company are hereby amended by deleting present Article III, Section 2 thereof and by inserting, in lieu thereof, the following provision as a new Article III, Section 2:

Section 2.    Tenure and Qualifications. Directors elected or appointed to the Board of Directors before January 1, 2019 shall be divided into classes and shall hold office for a term as set forth in Article IX of the Restated Articles. Directors elected or appointed to the Board of Directors on or after January 1, 2019, shall be elected or appointed to serve for a term as set forth in Article IX of the Restated Articles. Vacancies in the Board of Directors or new directorships created by an increase in the number of directors shall be filled by election by a majority of the remaining members of the Board, though less than a quorum, and the person filling such vacancy or newly-created directorship shall serve until the next annual shareholders' meeting following their election and until their successor is elected and qualified. The directors need not be residents of the State of Iowa or shareholders of the Corporation.

The foregoing amendment shall be in full force and effect from and after June 28, 2019.

CASEY’S GENERAL STORES, INC.

By:	/s/ Julia L. Jackowski
Julia L. Jackowski, Senior Vice President,
Corporate General Counsel and Secretary
(SEAL)